Interim Consolidated Financial Statements (Unaudited)
June 30, 2012

Sprott Resource Lending Corp.
Interim Consolidated Balance Sheets (unaudited)
(Expressed in thousands of Canadian dollars)

		June 30,	December 31,
		2012	2011
		$	$
	Note

Assets
Cash and cash equivalents		37,259	31,994
Restricted cash	17	-	5,000
Investments and securities	5,16	57,635	47,802
Loans receivable	6	123,862	136,149
Derivative asset	16,17	-	76
Foreclosed properties held for sale	7	22,945	29,944
Equity method investments	9	401	441
Premises and equipment	8	112	163
Loan fees and sold or discharged loans receivable	6f	530	865
Prepaid expenses, deposits and other receivables	6e,20	3,542	948
Income tax receivable		177	161
		246,463	253,543

Liabilities
Accounts payable and accrued liabilities	20	4,138	5,135
Deferred revenue	11	1,625	550
Deferred income tax liabilities	13	138	214
		5,901	5,899

Equity
Share capital	10	216,122	217,768
Treasury shares	10	(29)	(39)
Contributed surplus	10	12,902	12,705
Retained earnings		11,573	17,234
Cumulative currency translation adjustments		(6)	(24)
		240,562	247,644
		246,463	253,543

Refer to Note 14 for commitments and contingencies and to Note 21 for subsequent events.

Approved by the Board of Directors on August 13, 2012

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Comprehensive (Loss) Income (unaudited)
(Expressed in thousands of Canadian dollars)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Note	2012	2011	2012	2011
		$	$	$	$

Interest income
Interest income on resource loans		3,831	2,134	8,206	3,225
Interest income on impaired real estate loans	6c	677	1,239	1,353	3,840
Other interest income		383	278	474	558
		4,891	3,651	10,033	7,623

Other loan (expense) income
Loan loss expense, net of recoveries	6c	(677)	(1,301)	(1,353)	(2,290)
Loss on revaluation of foreclosed properties, net of recoveries	7	(6,309)	-	(6,852)	-
Other income	6j	1,469	1,358	3,232	2,719
Gain on sale of loans and foreclosed properties		-	168	-	168
Syndication fees, net of interest expense	20	36	-	72	-
		(5,481)	225	(4,901)	597

Other (loss) income
Equity method investment (loss) income	9	(59)	205	(38)	229
Change in unrealized loss on investments and securities	5	(4,400)	(575)	(1,804)	(1,185)
Foreign exchange gain (loss)		754	(243)	601	(1,184)
Realized (loss) gain on sale of investments and securities	5	(133)	(50)	289	(50)
		(3,838)	(663)	(952)	(2,190)
Net interest and other (loss) income		(4,428)	3,213	4,180	6,030

General and administrative expense
Salaries and benefits	20	285	618	563	3,016
Office and other	20	518	301	792	709
Stock-based compensation	10,20	89	479	273	1,043
Legal and professional services		230	187	387	672
Regulatory and shareholder relations		114	132	215	203
Directors’ fees	20	40	58	76	112
Management services	12,20	810	742	3,006	1,273
		2,086	2,517	5,312	7,028
(Loss) income before income taxes		(6,514)	696	(1,132)	(998)

Income tax (recovery) expense
Current	13	(17)	2	(16)	44
Deferred	13	(28)	13	(75)	(71)
		(45)	15	(91)	(27)
Net (loss) income		(6,469)	681	(1,041)	(971)

Other comprehensive (loss) income
Currency translation adjustments		6	(1)	18	(24)
Total comprehensive (loss) income		(6,463)	680	(1,023)	(995)
Basic (loss) earnings per share		(0.04)	0.00	(0.01)	(0.01)
Diluted (loss) earnings per share		(0.04)	0.00	(0.01)	(0.01)
Weighted average number of shares outstanding
Basic		153,612,484	154,886,846	153,863,649	154,791,333
Diluted		153,612,484	156,021,144	153,863,649	154,791,333

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Changes in Equity (unaudited)
(Expressed in thousands of Canadian dollars)

					Cumulative
					Currency
	Share	Treasury	Contributed	Retained	Translation
	Capital	Shares	Surplus	Earnings	Adjustments	Total
	$	$	$	$	$	$
Balance, January 1, 2011	218,082	-	11,418	17,842	(19)	247,323
Net loss	-	-	-	(971)	-	(971)
Currency translation adjustments	-	-	-	-	(24)	(24)
Stock-based compensation	-	-	1,043	-	-	1,043
Exercise of stock options	606		(148)			458
Balance, June 30, 2011	218,688	-	12,313	16,871	(43)	247,829

Balance, January 1, 2012	217,768	(39)	12,705	17,234	(24)	247,644
Net income	-	-	-	(1,041)	-	(1,041)
Currency translation adjustments	-	-	-	-	18	18
Normal course issuer bid (Note 10)	(1,636)	-	(76)	-	-	(1,712)
Shares cancelled (Note 10)	(10)	10	-	-	-	-
Stock-based compensation	-	-	273	-	-	273
Dividends paid to shareholders (Note 10)	-	-	-	(4,620)	-	(4,620)
Balance, June 30, 2012	216,122	(29)	12,902	11,573	(6)	240,562

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$

Cash flows (used in) from operating activities
Net (loss) income	(6,469)	681	(1,041)	(971)
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(3,831)	(2,134)	(8,206)	(3,225)
Interest payments received	2,303	1,377	5,871	2,022
Income, net of realized loss, on investments and securities acquired through financing fees	(206)	(1,195)	(677)	(2,214)
Deferred loan origination fees	(1,173)	275	(1,120)	415
Gain on early repayment of loan	(1,112)	-	(2,856)	-
Proceeds on sale of investments and securities	815	482	2,624	482
Net loan (fundings) repayments	(1,520)	(17,800)	14,605	(57,676)
Items not affecting cash:
Amortization of premises and equipment	24	31	49	61
Stock-based compensation	89	479	273	1,043
Equity method investment loss (income)	59	(205)	38	(229)
Unrealized foreign exchange (gain) loss	(72)	245	615	1,186
Change in unrealized loss on investments and securities	4,400	575	1,804	1,185
Deferred income taxes	(28)	13	(75)	(71)
Other operating cash flows	3	(2)	(1)	(6)
Changes in non-cash operating working capital items (Note 19)	(4,882)	(10)	1,722	(1,363)
Real estate monetization activities:
Interest income	(677)	(1,239)	(1,353)	(3,840)
Interest payments received	-	518	-	1,661
Loan loss expense and revaluation of foreclosed properties, net of recoveries	6,986	1,301	8,206	2,290
Proceeds on sale of loans and loan repayments, net of fundings	471	31,496	471	59,522
Loan loss recovery/gain on sale of loans and foreclosed properties, net of expenses	(325)	(527)	(325)	(899)
	(5,145)	14,361	20,624	(627)

Cash flows (used in) from financing activities
Common shares repurchased	(1,156)	-	(1,712)	-
Dividends paid	(2,307)	-	(4,620)	-
Exercise of stock options	-	459	-	459
	(3,463)	459	(6,332)	459

Cash flows used in investing activities
Purchases of premises and equipment	-	-	-	(8)
Purchases of investments and securities	(1,862)	(20,000)	(9,047)	(20,000)
	(1,862)	(20,000)	(9,047)	(20,008)
Changes due to foreign exchange on cash held in subsidiaries	4	(1)	20	(16)

Increase (decrease) in cash and cash equivalents	(10,466)	(5,181)	5,265	(20,192)
Cash and cash equivalents - beginning of period	47,725	92,678	31,994	107,689
Cash and cash equivalents - end of period	37,259	87,497	37,259	87,497

Supplementary cash flow information – Note 19

The accompanying notes are an integral part of these interim consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company (the ultimate parent entity) and Sprott Lending Consulting LP, a wholly owned subsidiary of Sprott Inc. (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership. Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as discussed in Note 12. The Management Services Agreement expires on September 7, 2013.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at June 30, 2012, the Company has a legacy portfolio of real estate loans and foreclosed properties which is being marketed for sale. Over time, the proceeds from real estate loan monetization are expected to be redeployed into resource loans.

SRLC is a publicly listed company incorporated and domiciled in Canada. The Company’s registered address is as follows: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2. The Company’s common shares are listed on the Toronto Stock Exchange and New York Stock Exchange Amex Equities.

2	BASIS OF PREPARATION

These unaudited interim consolidated financial statements (the “Financial Statements”), including comparative periods, have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Financial Statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company has provided comparative financial information and has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The accounting policies applied in these Financial Statements are based on IFRS for the period ended June 30, 2012, as issued and outstanding as of August 13, 2012, the date the board of directors approved the Financial Statements. Significant accounting policies used in the preparation of these Financial Statements are described in Note 3.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the Financial Statements are described below.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

a) Basis of consolidation

These consolidated financial statements include the assets, liabilities and results of operations of the Company and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc., 0854560 B.C. Ltd.; 0854561 B.C. Ltd; 0894023 B.C. Ltd.; 2265366 Ontario Inc.; Viceroy Capital Corp.; and Viceroy Gold Corporation. Viceroy Gold Corporation includes a 75% interest in the Castle Mountain joint venture. Sprott Resource Lending Partnership owns 100% of Sprott Resource Lending (AM) Limited Partnership, which owns a 50% interest in SD Holding (Sierra Leone) Partnership joint venture. SD Holding (Sierra Leone) Partnership owns 100% of SD Holding (Sierra Leone) Inc. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All consolidated entities are wholly owned and controlled by the Company, and all intercompany balances and transactions are eliminated.

b) Joint ventures

When joint approval is required from third parties to enable the implementation of the strategic operating, investing or financing matters governing affiliated entities of the Company, the affiliated entities are considered to be joint ventures. Joint ventures are accounted for using the equity method, whereby the Company records its proportionate share of an affiliate’s net assets as an equity method investment and its proportionate share of an affiliate’s net income (loss) as equity method investment income (loss). Distributions received from a joint venture are recorded as a reduction of the investment in the venture.

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value. Cash and cash equivalents are carried at fair value.

d) Financial assets

The Company has early adopted IFRS 9, Financial Instruments: Classification and Measurement, effective January 1, 2010. This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9, hybrid contracts are measured as a whole at fair value through profit or loss (“FVTPL”). Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding; otherwise fixed income investments are measured at FVTPL.

Initial recognition and measurement

All financial assets are initially measured at fair value plus or minus, in the case of a financial asset at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset. The Company determines the classification of its non-derivative financial assets at initial recognition.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Subsequent measurement – Financial assets at FVTPL

Investments and securities that do not meet the criteria for amortized cost are classified as at FVTPL. Investments and securities include investments in government and corporate bonds that do not meet the criteria for classification as cash and cash equivalents, investments in notes, bonds and debentures which may contain conversion features, and securities received through the Company’s resource lending activities such as common shares and warrants. Fair value gains (losses) of investments and securities are recognized in net income (loss) for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period. Purchase and sale of investments and securities are accounted for at their trade date.

The methodologies employed to determine fair values for investments and securities at FVTPL are discussed in Note 16.

Subsequent measurement – Financial assets at amortized cost

Loans and accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, loans receivable are subsequently measured at amortized cost using the effective interest method, less impairment.

Fees received for originating the loans are netted against the carrying value and are recognized in interest income over the term of the loan using the effective interest method. Fees received may include cash payments and/or securities in the borrower. Refer to Note 3k on interest income recognition.

Impairment of loans and provision for loan losses

Loans are considered to be impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the loan, the estimated future cash flows of the loan have been affected. Loans are considered past due once the borrower has failed to make payments within 90 days of the contractual due date. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

Objective evidence of an impairment of a loan could include: significant financial difficulty of the borrower; breach of contract such as a default or delinquency in interest or principal payments; or it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

The Company first assesses whether objective evidence of impairment exists individually for loans. If the Company determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

Specific provision for loan losses

At a minimum of each reporting period, management assesses whether there are indicators that loan loss provisions are required for each loan in the Company’s loan portfolio based on economic and market trends, the impairment status of loans, the quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying loans receivable. If these factors indicate that the carrying value of loans may not be recoverable, or the repayment of contractual amounts due may be delayed, management compares the carrying value of the affected loans with the discounted present values of their estimated future cash flows. To the extent that discounted estimated future cash flows are less than the loan carrying value, a specific loan loss provision is recorded. Any subsequent recognition of interest income on a loan for which a specific loan loss provision exists is calculated at the discount rate used in determining the provision, which may differ from the contracted loan interest rate.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Should the cash flow assumptions used to determine the original loan loss provision change, the loan loss provision may be reversed. A loan loss provision is reversed only to the extent that the revised carrying value of the loan does not exceed its amortized cost that would have been recorded had no loan loss provision been recognized.

Collective provision for loan losses

At each reporting period, management assesses the need for a collective provision for loan losses which have yet to be identified. Loans are grouped on the basis of similar characteristics that are indicative of the debtors’ ability to pay all amounts due according to the contractual terms. Collective grouping is performed on the basis of a credit risk evaluation or a grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors. Management considers the security of a loan as the most appropriate determining factor in formulating a portfolio of loans. If the evaluation does not result in a group of assets with similar characteristics, the loans are individually assessed for impairment.

When a group of loans is determined, certain factors are considered in determining the appropriate level of a collective provision. Such factors include the length of the loan term, current state of commodity markets, and reviews of markets for information on the risk associated with the debt or equity of the borrower.

e) Derivative financial instruments

Derivative financial instruments, such as forward currency contracts, are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at their fair value. Fair value is based on foreign exchange spot prices obtained in active markets. Forward currency contracts are carried as assets when fair value is positive and as liabilities when fair values are negative. Changes in fair value are recognized in net income (loss).

Certain derivatives may be embedded in other financial instruments (the host instrument), such as notes, bonds and debentures with conversion features. Embedded derivatives with host contracts that are financial assets are not separated but rather the combined contract is assessed as a whole at fair value with subsequent changes in fair value recognized in net income (loss).

f) Foreclosed properties

Foreclosed properties include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties. An extension of the period required to complete the sale would not preclude the properties from being classified as held for sale when the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the asset.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

g) Sold or discharged loans receivable

In the normal course of business, the Company may sell its interests in loans receivable or discharge the borrower from its loan for certain proceeds. Outstanding proceeds of sold or discharged loans receivable are reported separately from other loans receivable, and measured at their realizable value, net of expected sales costs.

h) Long-lived assets

Land is carried at historical cost, less accumulated impairment losses, and is not depreciated. Leasehold improvements are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the terms of the related leases.

Computer equipment and operating software are carried at historical cost, less accumulated amortization and impairment losses, and includes software integral to the operation of the equipment. Amortization is recorded on a straight-line basis over 3 years being its estimated useful life.

Other equipment, which includes furniture and sundry equipment, is carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 5 years.

i) Provisions

The Company recognizes provisions, typically for decommissioning and reclamation obligations and employee benefits, when a legal or constructive obligation exists as a result of past events, when it is probable that there will be an outflow of economic benefits from the entity, and a reliable estimate of the amount of the obligation can be made. When a provision is expected to settle beyond the immediate term, the provision is measured at the present value of future cash flows, discounted at prevailing market interest rates. With the passage of time, additional expenses are recorded as the provision accretes.

j) Translation of foreign currencies

The presentation currency for these Financial Statements is Canadian dollars. The functional currency for Sprott Resource Lending Corp. and certain other consolidated entities is Canadian dollars, while certain consolidated entities’ functional currency is the US dollar.

The assets and liabilities of subsidiaries with a US dollar functional currency are translated at the exchange rate prevailing on the reporting date, and revenues and expenses at the average rates during the reporting period. Foreign currency gains or losses resulting from the translation of these subsidiaries is recorded in other comprehensive income (loss) as currency translation adjustments, which is a component of the Company’s equity.

Foreign currency translation gains or losses resulting from the translation of foreign-denominated monetary assets and liabilities into any of the consolidated entities’ functional currencies are recorded in net income (loss), unless the monetary item is deemed an investment in another consolidated entity. A monetary item is considered to be an investment in a subsidiary when settlement of the item is neither planned nor likely to occur in the foreseeable future; such foreign currency translation gains or losses, on foreign subsidiaries with a US dollar functional currency, are recorded in the currency translation adjustment account. Upon disposal of a foreign subsidiary, any gain or loss accumulated in other comprehensive income (loss) is transferred to foreign exchange gain (loss) in net income (loss).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

k) Interest income recognition

Interest income on loans is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated loan interest rate. The effective interest rate is the rate required to discount the future value of all loan cash flows to their present value and is adjusted for the receipt of non-cash items in connection with the loan. Loan cash flows include both principal and interest, as well as certain origination and commitment fees such as structuring fees, drawdown fees, and rollover fees. Non-cash items include common shares or warrants received. Cash and non-cash fees are netted against the loan’s carrying value and are amortized in net income (loss) over the estimated term of the loan using the loan’s effective interest rate.

Fees received in return for arranging a loan between a borrower and lender are recognized into income at loan inception once the loan has been arranged. In most cases, these fees are provided solely to the Company for the loan arrangement and are not provided to any other lender involved. When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Interest penalties received as a result of loan prepayments by borrowers are recognized in net income (loss) in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method. If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated loan using the effective interest method. If a modification of a loan does represent an extinguishment of the original receivable, the original loan is derecognized in its entirety and a new receivable is recognized under the new terms.

On some of its loans, the Company receives loan administration or syndication fees from loan syndication partners or co-lenders. These fees are not included in the cash flows used to determine the effective interest rate.

l) Deferred revenue

Loan origination and commitment fees are generally recognized on an accrual basis when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) and recognized as an adjustment to the effective interest rate on the loan. These fees are reported under deferred revenue on the consolidated balance sheet. Origination fees are recognized as income when it is considered unlikely that the loan will be entered into.

m) Management services

Certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s Financial Statements. Calculation methodologies of the Partnership Agreement are discussed in Note 12.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

n) Income taxes

Income tax expense (recovery) is comprised of current and deferred components.

Current income tax expense is the expected tax payable for the current year’s taxable income based on rates enacted or substantively enacted at the period end and any adjustment to prior year’s estimates.

Deferred income taxes are calculated using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in expected future tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment of the revised tax rates, except to the extent that deferred tax assets and liabilities related to items that are charged or credited in other comprehensive income or directly to equity. In these circumstances, deferred tax is charged or credited to other comprehensive income or to equity. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

o) Stock-based compensation

The Company grants stock options to employees, officers, directors and certain service providers. The board of directors grant such options with lives up to 5 years, with vesting periods determined at its discretion and at exercise prices equal to or greater than the Company’s closing common share price on the date of grant.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The fair value of options granted incorporates an assumption for expected option forfeitures and volatility and is determined on the grant date. The fair value of options on each vesting date are recognized as stock-based compensation expense over the vesting period.

p) Common shares of the Company

The value of common shares issued in a public offering or private placement is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services received, the amount credited to share capital is equal to the fair value of the services received. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is first recognized as a reduction in equity to the extent of the average assigned carrying value of the common shares repurchased and the excess is charged to contributed surplus. The total cost is recorded at the amount paid including transaction costs.

q) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. The diluted weighted average number of shares includes the potential dilution from common shares issuable through stock options, if dilutive, using the treasury stock method. The treasury stock method assumes that the proceeds from any shares issued on the exercise of stock options are used by the Company to repurchase and cancel shares at the average market price of the Company’s share price for the period. As such, where the strike price of stock options exceeds the average market price of the Company’s shares for the reporting period, the inclusion of these shares under the treasury stock method would be anti-dilutive, so these shares are excluded from the calculation of the weighted average number of diluted common shares.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In periods that the Company reports a net loss, diluted loss per share is the same as basic loss per share, as the result would be anti-dilutive.

r) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including pre-payments made under operating leases are charged to net income (loss) on a straight-line basis over the period of the lease.

s) Use of estimates and judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management estimates and judgements include:

  Provisions for loan losses - Management exercises judgment to determine whether indicators of loan impairment exist and if so, management must estimate the timing and amount of future cash flows from loans receivable. Refer to Note 6c.

  Stock-based compensation - Inputs to the Black-Scholes option pricing model require estimates of option forfeiture rates and future share price volatility. Refer to Note 10.

  Valuation of deferred income tax assets - The valuation of deferred income tax assets requires judgments on their recoverability. Such judgments are made based on management’s estimates on the timing and amount of the Company’s future taxable income. Refer to Note 13.

  Valuation of warrants - Inputs to the Black-Scholes option pricing model require estimates of future share price volatility. Refer to Note 17 for the sensitivity analysis performed on warrant valuation.

  Impairment of foreclosed properties - Management exercises judgment to determine whether indicators of impairment exist and if so, management must estimate the timing and amount of future cash flows from foreclosed properties. Refer to Note 7.

While management believes that these estimates and judgments are reasonable, actual results could differ materially from those estimates.

4	STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS standards issued but not yet effective as at June 30, 2012 are listed below. This listing includes standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. The following standards or amendments are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation — Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Company currently uses the equity method of accounting for its joint ventures and does not expect this standard to have an impact on its consolidated financial statements.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 7 Financial Instruments – Disclosures

IFRS 7 provides guidance on financial instrument disclosures, and is based on the notion that entities should provide disclosures in their financial statements that enable users to evaluate the significant of financial instruments for the entity’s financial position and performance. The standard was amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. The Company is currently assessing the impact of this standard on its consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Amendments to Other Standards

In addition, there have been amendments to IAS 1, Presentation of items of other comprehensive income (“OCI”). IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company has not yet assessed the impact of this amendment or determined if it will adopt the standard early.

5	INVESTMENTS AND SECURITIES AT FVTPL

The Company holds investment portfolios with Canadian chartered financial institutions which hold a number of short term and long term bonds. The bonds are considered liquid as the Company can sell its holdings at any time. The fair value of bonds may fluctuate for factors such as the accrual or payment of interest, changes to market interest rates or changes to the risk profiles of the bonds.

Common shares are held in connection with resource lending activities and do not represent a significant or controlling interest in the underlying investee. The Company is subject to certain holding periods before trading in these shares is permitted. Common shares held by the Company are publicly traded on recognized stock exchanges.

The Company holds warrants in connection with its resource lending activities. Certain warrants held by the Company are publicly traded on recognized stock exchanges. Warrants held by the Company where market quotations are not readily available are fair valued using the Black-Scholes option pricing model.

Notes, bonds and debentures are interest bearing instruments with issuers in the resource sector and may include certain conversion features which allow the underlying instrument to be converted generally to common shares of the issuer.

Refer to Note 16 for the fair valuation methodology.

Investments and securities at FVTPL include:

	June 30,	December 31,
	2012	2011
	$	$
Managed investment portfolios at FVTPL:
Corporate and government bonds	38,832	40,402

Securities at FVTPL:
Common shares	3,933	3,125
Warrants	1,896	2,665
Notes, bonds and debentures	12,974	1,610
Total	57,635	47,802

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

For warrants that are not traded on an exchange, the Company determined fair value using the Black-Scholes option pricing model with the following assumptions as at June 30, 2012 and December 31, 2011:

June 30, 2012

Warrants:	Expiry	Number of	Strike Price	Closing	Fair
Issuer	Date	Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£6.00	£3.17	$68
African Minerals Limited	Feb 2016	625,000	£4.25	£3.17	$794
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$204	$950

Total fair value of warrants not publicly traded					$1,812
Total fair value of publicly traded warrants					$84
Total warrants at June 30, 2012					$1,896

December 31, 2011

Warrants:	Expiry Date	Number of	Strike Price	Closing	Fair
Issuer		Warrants Held		Price	Value
African Minerals Limited	Feb 2014	325,000	£6.00	£4.36	$156
African Minerals Limited	Feb 2016	625,000	£4.25	£4.36	$1,112
North American Palladium Ltd.	Oct 2014	25,000	US$217	US$229	$1,296

Total fair value of warrants not publicly traded					$2,564
Total fair value of publicly traded warrants					$101
Total warrants at December 31, 2011					$2,665

The weighted average volatility used to determine the fair value of these warrants is 40 percent (December 31, 2011 – 30 percent). Each whole warrant for African Minerals Limited entitles the holder to purchase one common share. Each whole warrant for North American Palladium Ltd. entitles the holder to purchase 0.35 of an ounce of palladium.

Refer to Note 17 for market risk sensitivity analysis on the Company’s investments and securities held.

Changes to the carrying values of investments and securities at FVTPL during the three and six months ended June 30, 2012 and 2011 are as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Balance, beginning of period	57,556	25,495	47,802	20,866
Fair value on acquisition or receipt	5,125	21,819	13,657	27,058
Proceeds on sale of common shares and warrants	(815)	(482)	(2,623)	(482)
Realized (loss) gain on sale of common shares and warrants	(133)	(50)	288	(50)
Unrealized fair valuation (loss) gain	(4,098)	(575)	(1,489)	(1,185)
Balance, end of period	57,635	46,207	57,635	46,207

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

6	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest method. Refer to significant accounting policy Notes 3d and 3k for further information on the Company’s loan accounting policy.

The carrying value of the Company’s loan portfolio comprises the following components:

	June 30,	December 31,
	2012	2011
	$	$
Resource loans
Loan principal	104,634	119,811
Accrued interest	632	616
Deferred income and other, net	(3,795)	(6,669)
Amortized cost, before loan loss provisions	101,471	113,758
Loan loss provisions	-	-
Carrying value of resource loans receivable	101,471	113,758

Real estate loans(1)
Loan principal	22,554	22,554
Accrued interest and deferred costs, net	9,213	7,860
Amortized cost, before loan loss provisions	31,767	30,414
Loan loss provisions	(9,376)	(8,023)
Carrying value of real estate loans receivable	22,391	22,391

Total carrying value of loans receivable	123,862	136,149

(1) Amounts exclude foreclosed properties held for sale, see Note 7.

b) Past due loans that are not impaired

Loans are considered past due once the borrower has failed to make payments within 30 days of the contractual due date. The only loan past due at June 30, 2012 and December 31, 2011 was a real estate loan and the loan was classified as impaired.

c) Impaired loans and loan loss provisions

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company has determined that a provision for collective impairment on its resource loans is not required as at June 30, 2012 and December 31, 2011. Refer to Note 3d for the Company’s accounting policy on collective provisioning.

As at June 30, 2012 and December 31, 2011, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for specific loan loss provisions. The carrying values of the Company’s impaired loans and specific loan loss provisions are as follows:

	June 30, 2012			December 31, 2011
	Number			Number
	of Loans	$		of Loans	$
Resource loans
Carrying value of impaired loans	1	2,307	(1)	-	-
Loan loss provisions		-			-
Total carrying value of impaired loans, net of loan loss provisions	1	2,307		-	-

Real estate loans
Carrying value of impaired loans	1	31,767		1	30,414
Loan loss provisions		(9,376)			(8,023)
Total carrying value of impaired loans, net of loan loss provisions	1	22,391		1	22,391

Total carrying value of impaired loans, net of loan loss provisions	22	24,698		1	22,391

(1)

As at June 30, 2012, the loan was in compliance with the contractual repayment terms as required under the loan agreement. However, known information about possible credit problems of the borrower causes management to have serious doubts as to the ability of such borrower to comply with the present loan repayment terms. No loan loss provision has been recorded as the loan remains fully secured by a sufficient level of collateral.

Interest income on impaired real estate loans and the changes in the Company’s loan loss provision during the three and six months ended June 30, 2012 and 2011 are as follows:

	Three Months		Six Months
		Ended		Ended
		June 30		June 30

	2012	2011	2012	2011
	$	$	$	$
Interest on impaired real estate loans	677	1,239	1,353	3,840

Loan loss provision

Balance, beginning of period	8,699	19,135	8,023	32,142
Loan loss expense, net of recoveries(2)	677	1,301	1,353	2,290
Written off on loan sale, discharge or transfer to foreclosed properties	-	(10,93 4)	-	(24,930)
Balance, end of period	9,376	9,502	9,376	9,502

(2)

In the three months ended June 30, 2012, the Company recorded $677 (2011 - $1,301) in additional loan loss provisions. In the six months ended June 30, 2012, 1,353 (2011 - $2,585) in additional loan loss provisions and $nil (2011- $295) net recovery was recorded.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d) Sale or discharge of real estate loans

There were no real estate loans sold or discharged during the three and six months ended June 30, 2012 and 2011.

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Proceeds, net of closing costs	-	24,206	-	47,936
Loan carrying values, net of loss provisions	-	(24,070)	-	(46,919)
Net gain	-	136	-	1,017
Net gain (loss) reported as recovery to the provision	-	(32)	-	849
Net gain reported as a gain on sale of loans	-	168	-	168
	-	136	-	1,017

e) Loan commitments

As at June 30, 2012, subject to certain funding conditions, the Company is committed to providing up to $31,000 in resource loan advances (December 31, 2011 - $5,000), of which $18,000 relates to lending type commitments recorded at amortized cost. The remaining $13,000 relates to a precious metal loan which will be accounted for at fair value through profit or loss. Refer to subsequent events Note 21. Included in the lending type commitments is $2,750 which was funded into a trust account and recorded in prepaid expenses, deposits and other receivables on the interim consolidated balance sheet.

f) Loan fees and sold or discharged loans receivable

As at June 30, 2012, loan drawdown fees of $330 and proceeds of $200 on previously sold loans were outstanding and are recorded on the consolidated balance sheet in loan fees and sold or discharged loans receivable (December 31, 2011 - $518 and $347 respectively.)

g) Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by property sector:

	June 30, 2012		December 31, 2011
	Number		Number
	of Loans	$	of Loans	$
Resource loans
Metals and mining	8	93,989	9	108,175
Energy and other	2	10,645	2	11,636
Total resource loan principal	10	104,634	11	119,811
Real estate loans
Land under development	1	22,554	1	22,554
Total real estate loan principal	1	22,554	1	22,554
Total loan principal	11	127,188	12	142,365

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

h) Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by principal geographic location of the underlying security:

	June 30, 2012		December 31,2011
	Number		Number
	of Loans	$	of Loans	$
Resource loans
Canada	4	37,350	4	35,450
Sierra Leone	-	-	1	25,425
United States of America	3	37,817	3	29,636
Chile	-	-	1	8,000
Mexico	3	29,467	2	21,300
Total resource loan principal	10	104,634	11	119,811
Real estate loans
Canada	1	22,554	1	22,554
Total real estate loan principal	1	22,554	1	22,554
Total loan principal	11	127,188	12	142,365

i) Priority of security charges

The following table summarizes the distribution of the Company’s outstanding loan principal balances by priority:

	June 30, 2012		December 31, 2011
	Number		Number
	of Loans	$	of Loans	$
Resource loans
Senior priority	10	104,634	11	119,811
Real estate loans
Senior priority	1	22,554	1	22,554
Total loan principal	11	127,188	12	142,365

j) Other loan income and fees

Other loan income and fees during the three and six months ended June 30, 2012 and 2011 consists of:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Gain on early repayment of loans	1,112	-	2,856	-
Loan arrangement fees earned	350	1,322	350	2,660
Other income	7	36	26	59
Total other loan income	1,469	1,358	3,232	2,719

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

7	FORECLOSED PROPERTIES

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties. When foreclosed properties are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties are reported as losses on revaluation of foreclosed properties.

As at June 30, 2012, the period of time required to complete the sale of the Company’s foreclosed properties has been extended due to circumstances beyond the Company’s control such as market conditions. The Company however remains committed to its plan to sell its foreclosed properties. The properties continue to be actively marketed at a price that is reasonable and, where necessary, strategic actions are being taken to respond to current market conditions.

For the three and six months ended June 30, 2012 and 2011, all foreclosed properties were classified as held for sale and changes to the balance of foreclosed properties are as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Balance, beginning of period	29,401	29,807	29,944	29,807
Properties foreclosed(1)	325	990	325	990
Foreclosed properties sold	(446)	-	(446)	-
Loss on revaluation of foreclosed properties(2)	(6,335)	-	(6,878)	-
Balance, end of period	22,945	30,797	22,945	30,797

(1)

During the three and six months ended June 30, 2012, the Company paid $325 in property taxes related to one of its foreclosed properties which was previously provided for against the related foreclosed property.

(2)

During the three and six months ended June 30, 2012, the Company sold a foreclosed property with a carrying value of $446 for total proceeds, net of closing costs, of $471. The resulting net gain of $26 was reported as a recovery to the loss on revaluation of foreclosed properties on the consolidated statement of comprehensive (loss) income.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

8	PREMISES AND EQUIPMENT

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Cost	$	$	$	$	$
At January 1, 2011	35	369	413	93	910
Additions	-	-	8	-	8
Disposals	-	-	-	-	-
At December 31, 2011	35	369	421	93	918
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
At June 30, 2012	35	369	421	93	918

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Accumulated amortization	$	$	$	$	$
At January 1, 2011	-	236	374	32	642
Net amortization recorded in office and other expense	-	74	28	11	113
At December 31, 2011	-	310	402	43	755
Net amortization recorded in office and other expense	-	38	7	6	51
At June 30, 2012	-	348	409	49	806

Net carrying values
At December 31, 2011	35	58	19	50	163
At June 30, 2012	35	21	12	44	112

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

9	EQUITY METHOD INVESTMENTS

Through its wholly owned subsidiary, SR Lending (AM) Limited Partnership, the Company holds a 50% interest in SD Holding (Sierra Leone) Partnership (“SD Holding”), which was established in February 2011 to administer one of the Company’s resource loans. Joint control of SD Holding is established as all strategic and operating decisions for SD Holding require approval by both joint venture partners.

Through its wholly owned subsidiary, Viceroy Gold Corporation, the Company also holds a 75% interest in Castle Mountain Venture (“CMV”), which owns and is currently reclaiming a mineral resource property. Joint control of CMV is established as all significant operating plans, budgets and expenditures for Castle Mountain require approval by both joint venture partners.

Summarized financial information of the Company’s joint ventures accounted for using the equity method is as follows:

	June 30,	December 31,
	2012	2011
Equity method investments	$	$
Assets	720	726
Liabilities	319	285
Total net assets included in equity method investments	401	441

	Three Months		Six Months
		Ended		Ended
		June 30		June 30
	2012	2011	2012	2011
Equity method investment (loss) income	$	$	$	$
Revenue	(1)	345	165	1,240
Expenses	58	140	187	1,011
(Loss) income before income taxes	(59)	205	(22)	229
Total net (loss) income included in equity method investment (loss) income	(59)	205	(38)	229

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

CMV’s primary operating activities relate to the reclamation of the non-operational Castle Mountain mining property. A provision for the CMV reclamation obligation has been included in the entity’s liabilities, and is determined as the present value of expected reclamation expenditures. In determining this provision, a discount rate of 6.5% has been used, and judgment has been employed as to the timing and amount of future reclamation cash flows. As at June 30, 2012, the expected future reclamation cash flows are as follows:

	Remainder
	2012	2013	2014	2015	2016	2017	Total
	$	$	$	$	$	$	$
CMV undiscounted reclamation expenditures	19	12	20	12	20	12	95

The following table shows changes to the discounted value of the expected future reclamation cash flows for the six months ended June 30, 2012 and 2011:

		Six Months Ended June 30
		2012		2011
		75%		75%
	100%	Company	100%	Company
	CMV	Interest	CMV	Interest
	$	$	$	$
Beginning of period	74	56	98	74
Reclamation expenditures	(11)	(8)	(26)	(20)
Accretion	2	2	3	2
Foreign exchange revaluation	1	1	(3)	(2)
End of period	66	51	72	54

As at June 30, 2012, $423 in restricted cash was held by CMV as security for future reclamation expenditures (December 31, 2011 - $678).

Changes to restricted cash in the six months ended June 30, 2012 and 2011 are as follows:

			Six Months Ended
				June 30
		2012		2011
		75%		75%
	100%	Company	100%	Company
	CMV	Interest	CMV	Interest
	$	$	$	$
Beginning of period	678	509	1,035	776
Actual expenditures and bank charges	(253)	(190)	(359)	(269)
Foreign exchange revaluation	(2)	(2)	(31)	(23)
End of period	423	317	645	484

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

10	SHARE CAPITAL

a) Authorized

Unlimited first and second preferred shares.

Unlimited common shares without par value.

b) Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2012	154,223,046	217,768
Repurchased and cancelled – normal course issuer bids	(1,165,800)	(1,646)
Balance, June 30, 2012	153,057,246	216,122

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2011	154,694,758	218,082
Issued on exercise of stock options	340,000	606
Balance, June 30, 2011	155,034,758	218,688

In March 2011, the Company commenced a normal course issuer bid (“2011 NCIB”) to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares. During the three months ended March 31, 2012, 364,600 common shares at an average price of $1.53 per share were repurchased and cancelled under the 2011 NCIB for a total consideration of $556. Total cost, including fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and the excess of $41 was credited to contributed surplus.

On April 3, 2012, the Company received regulatory approval to repurchase and cancel up to 9,507,638 of its issued and outstanding common shares by way of a normal course issuer bid (the “2012 NCIB”), commencing on April 9, 2012 and ending on April 8, 2013. As at June 30, 2012, a total of 793,300 common shares at an average price of $1.46 per share were repurchased under the 2012 NCIB for a total consideration of $1,156. A total of 773,300 common shares have been cancelled and returned to treasury and 20,000 remain as treasury shares in the Company, which were cancelled and returned to treasury subsequent to June 30, 2012. Total cost of the repurchased shares, including broker fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and any excess amount was charged to contributed surplus. Also refer to Note 21 for subsequent events.

c) Dividends

Total dividends paid during the three months ended June 30, 2012 were $2,307 (2011- $nil). Also refer to Note 21 for subsequent events.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d) Stock options outstanding

The Company has a stock option plan under which the Company may grant options to employees, officers, directors and certain service providers, for up to 10% of the then issued and outstanding common shares, with not more than 5% of the then issued and outstanding common shares being granted to any one person in the form of stock options. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting, expiration and any performance terms of the option agreement are at the discretion of the board of directors. Exercised options are settled with the issuance of common shares in the Company.

Changes in the number of stock options outstanding for the six months ended June 30, 2012 and 2011 are as follows:

		Six Months Ended June 30
		2012	2011
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
		$		$
Balance, beginning of period	7,925,000	1.70	8,635,000	1.66
Granted	-	-	600,000	1.72
Exercised	-	-	(340,000)	1.35
Expired	(475,000)	3.15	-	-
Forfeited	(150,000)	1.63	-	-
Balance, end of period	7,300,000	1.60	8,895,000	1.68
Options exercisable at end of period	5,399,980	1.57	4,219,948	1.73

The fair value of options granted were estimated at the time of grant using the Black-Scholes option pricing model.

The following table summarizes information about stock options outstanding and exercisable at June 30, 2012 and December 31, 2011:

June 30, 2012		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	2.48	1.32	2,887,496	1.31
1.50 to 1.99	3,400,000	2.97	1.82	2,012,477	1.82
2.00 to 2.49	500,000	0.77	2.08	500,000	2.08
	7,300,000	2.59	1.60	5,399,973	1.57

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

December 31, 2011		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	2.98	1.32	2,341,622	1.31
1.50 to 1.99	3,575,000	3.47	1.81	1,862,476	1.83
2.00 to 2.49	500,000	1.27	2.08	500,000	2.08
3.00 to 3.49	450,000	0.36	3.23	450,000	3.23
	7,925,000	2.94	1.70	5,154,098	1.74

11	DEFERRED REVENUE

Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) until the date of legal closing of the loan at which point the fees are re-classified to loans receivable and applied against the principal of the loan. As at June 30, 2012, $1,625 of such fees were received and are recorded on the consolidated balance sheet in deferred revenue (2011 - $550).

12	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreements discussed in Note 1.

As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

  Base management fee at a rate of $100 per year plus applicable taxes, accrued for and paid quarterly;

  2% of the average net assets under management of the Partnership; and

  20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 3-year Government of Canada bond yield or similar index, capped at 6% (effective June 1, 2011) and the average 30-year Government of Canada bond yield (prior to June 1, 2011).

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Management fees for the three and six months ended June 30, 2012 and 2011 are as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Base management fee	28	36	56	61
2% of average net resource assets(1)	992	706	1,981	1,212
20% of adjusted net resource income net of annual hurdle[2]	(210)	-	969	-
Management services expense	810	742	3,006	1,273

(1)

Average net resource assets include resource loans and net assets available for the purposes of resource loan origination. Fees incurred and accrued in the current year are paid annually when sufficient income from resource lending has been earned, or on the termination of the Partnership.

(2)

Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. The adjusted net (loss) income for the three months ended June 30, 2012 is $(487) (2011 - $(373)) and for the six months ended June 30, 2012 is $6,881 (2011 - $(273)), respectively. At June 30, 2012, the total cumulative net income (loss) from inception of the Partnership is $10,733 (2011 - $(1,797)) and the cumulative hurdle is $5,897 (2011 - $3,623) resulting in cumulative income in excess of the hurdle of $4,836 (2011 - $1,576 in unmet hurdle).

13	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has not recognized a deferred income tax asset due to the uncertainty of their recovery.

a)	Income tax (recovery) expense consists of the following:

		Three Months		Six Months
			Ended		Ended
			June 30		June 30
		2012	2011	2012	2011
		$	$	$	$
Current					-
Canada:	Current income tax (recovery) charge	(570)	3,523	541	4,334
	Increase (decrease) in unrecognized tax assets	570	(3,523)	(541)	(4,334)
United States:	Current income tax (recovery) charge	(17)	2	(16)	44
Total current (recovery) expense		(17)	2	(16)	44

Deferred
Canada:	Deferred tax recovery	-	-	-	-
United States:	Deferred tax (recovery) charge	(28)	13	(75)	(71)
Total deferred (recovery) expense		(28)	13	(75)	(71)
Total income tax (recovery) expense		(45)	15	(91)	(27)

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial statutory income tax rates to the (loss) income before income tax provision due to the following:

	Three Months		Six Months
		Ended		Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$

Statutory tax rate	26.34%	26.54%	26.34%	26.54%

Income taxes at statutory rates	(1,702)	185	(298)	(265)
Increase (decrease) in taxes from:
Non-deductible differences	47	(3)	101	281
Change in enacted tax rates	34	(144)	-	-
Tax assets not recognized	1,604	(38)	163	(38)
Other	(28)	15	(57)	(5)
Total income tax expense (recovery)	(45)	15	(91)	(27)

c)	The significant components of the deferred income tax assets and liabilities are as follows:

	June 30,	December 31,
	2012	2011
	$	$
Non-capital loss carry-forwards	-	-
Capital loss carry-forwards	-	-
Premises and equipment	-	-
Specific loan loss provisions	-	-
Resource deductions	-	-
Other	-	-
Deferred income tax asset	-	-

Deferred gain and other	138	214
Deferred tax liability	138	214

The movement between the opening and closing balances was recognized in income or loss.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d)

The Company has non-capital losses of approximately $21,849 (December 31, 2011 - $24,065) and capital losses of approximately $60,826 (December 31, 2011 - $60,826) available to apply against future Canadian income for tax purposes. In addition, should the Company dispose of its foreclosed properties held for sale at their carrying value, the Company would realize approximately $30,979 in additional non-capital losses. The following chart details the expiry date, if applicable, of the unrecognized deferred income tax assets:

		June 30, 2012			December 31, 2011
			Other
	Non-		Deferred	Non-		Other Deferred
	Capital	Foreclosed	Income Tax	Capital	Foreclosed	Income Tax
	Losses	Properties	Assets	Losses	Properties	Assets
	$	$	$	$	$	$

2012	-	-	440	-	-	879
2013	-	-	422	-	-	422
2014	-	-	104	-	-	104
2015	-	-	-	-	-	-
2016 – 2027	-	-	-	-	-	-
2028	15	-	-	19	-	-
2029	8,673	-	-	10,885	-	-
2030	13,155	-	-	13,155	-	-
2031	6	-	-	6	-	-
2032	-	-	-	-	-	-
Thereafter	-	30,979	14,695	-	26,781	15,805
Total	21,849	30,979	15,661	24,065	26,781	17,210

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

14	COMMITMENTS AND CONTINGENCIES

a) Operating lease and other commitments

The Company has entered into operating leases for office premises and has committed to office-related costs through 2013. The Company has also employed two officers to provide resource lending advisory services to the Company through September 2012. The officers are related to the Company by virtue of their representation on the board of directors. Refer to Note 20.

As at June 30, 2012, the remaining payments for the employment contracts and the operating lease and office costs are due as follows:

	2012	2013	2014	2015	2016	Total
	$	$	$	$	$	$
Employment contracts for resource lending advisory services	79	-	-	-	-	79
Operating lease and office costs	416	205	-	-	-	621
Total commitments	495	205	-	-	-	700

As at June 30, 2012, the Company maintains surety bonds of $52 (US$51) (December 31, 2011 -US$51) as guarantees for compliance with the reclamation obligations of the Castle Mountain Venture.

b) Loan commitments

The Company’s loan commitments are disclosed in Note 6(e).

c) Legal proceedings

The Company and a subsidiary are subject to various legal proceedings as at June 30, 2012. While the final outcome of such legal proceedings cannot be predicted with certainty and there can be no assurance that such matters will be resolved in the Company's favour, it is the opinion of the Company’s management that the resolution of such proceedings will not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

15	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at June 30, 2012, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $364 (December 31, 2011 - $378). An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $361 (December 31, 2011 - $336).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at June 30, 2012:

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
June 30, 2012	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	37,259	69,504	22,517	71,269	10,748	35,166	246,463
Total liabilities and equity	-	-	-	-	-	246,463	246,463
Difference	37,259	69,504	22,517	71,269	10,748	(211,297)	-
Cumulative difference	37,259	106,763	129,280	200,549	211,297	-	-
Cumulative difference as a percentage of total assets	15.1%	43.3%	52.5%	81.4%	85.7%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
December 31, 2011	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	36,994	45,861	43,864	74,847	1,854	50,123	253,543
Total liabilities and equity	-	-	-	-	-	(253,543)	(253,543)
Difference	36,994	45,861	43,864	74,847	1,854	(203,420)	-
Cumulative difference	36,994	82,855	126,719	201,566	203,420	-	-
Cumulative difference as a
percentage of total assets	14.6%	32.7%	50.0%	79.5%	80.2%	-	-

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3:	Inputs that are not based on observable market data.

Except for loans receivable, which are recorded at amortized cost, all financial instruments are recorded at their fair values in the consolidated balance sheet.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair value hierarchy of the Company’s financial instruments carried at fair value are:

June 30, 2012	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments and securities at FVTPL:
Corporate and government bonds	-	38,832	-	38,832
Common shares	3,933	-	-	3,933
Warrants	84	-	1,812	1,896
Notes, bonds and debentures	-	12,593	381	12,974
Total financial assets	4,017	51,425	2,193	57,635

December 31, 2011	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments and securities at FVTPL:
Corporate and government bonds	-	40,402	-	40,402
Common shares	3,125	-	-	3,125
Warrants	101	-	2,564	2,665
Notes, bonds and debentures	854	756	-	1,610
Derivative asset	-	76	-	76
Total financial assets	4,080	41,234	2,564	47,878

A reconciliation of the changes during the period for the Level 3 fair value measurements is as follows:

Six Months Ended
June 30
$
Balance, beginning of period	2,564
Fair value on acquisition or receipt	-
Proceeds on sale of warrants	-
Realized gain (loss) on sale of warrants recorded in net (loss) income	-
Fair valuation gain recorded in net (loss) income	(1,127)
Transfers into level 3	756
Balance, end of period	2,193

During the three months ended June 30, 2012, the Company transferred one of its debentures from Level 2 to Level 3. The reason for the transfer was because of certain recent significant financial events encountered by the counterparty, which resulted in management re-evaluating the fair value of the instrument based on a model incorporating certain management assumptions that cannot be corroborated by market data.

The fair values of the Company’s common shares and warrants, which are traded on recognized stock exchanges and are based on the most recent trading price quoted in active markets, are classified as Level 1.

The Company’s corporate and government bonds which are not traded on recognized exchanges and are measured using pricing data from external service providers are classified as Level 2.

The fair values of warrants where market quotations are unavailable are generally based on inputs other than quoted prices and are classified as Level 2. The Company utilizes the Black-Scholes option pricing model in determining the fair value of these warrants which is greatly influenced by the term of warrant and the volatility inherent in the underlying common shares of the securities issuer. In determining appropriate volatility to be utilized, the Company uses management judgment but considers historical market data of the security issuers’ underlying shares or other instruments. The fair value of the warrants are not necessarily representative of the amounts realizable in immediate settlement of the instruments.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company’s notes, bonds and debentures are classified as Level 2 as they are generally not exchange traded and are fair valued using pricing data from external service providers. The debenture classified as Level 3 is fair valued using a model incorporating management’s assumptions, which are not corroborated by market data.

The fair value of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued at amortized cost. Their fair values are not necessarily representative of the amounts realizable in immediate settlement of the instruments. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair value of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of the Company’s financial instruments are as follows:

	June 30, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial assets
Cash and cash equivalents	37,259	37,259	31,994	31,994
Restricted cash	-	-	5,000	5,000
Investments and securities at FVTPL:
Bonds	38,832	38,832	40,402	40,402
Common shares	3,933	3,933	3,125	3,125
Warrants	1,896	1,896	2,665	2,665
Notes, bonds and debentures	12,974	12,974	1,610	1,610
Loans receivable, net of loan loss provisions	123,862	127,883	136,149	136,891
Derivative asset	-	-	76	76
Total	218,756	222,777	221,021	221,763

17	CAPITAL AND RISK MANAGEMENT

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the board of directors. The board of directors directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first priority and/or secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization on foreclosed properties held for sale.

The board of directors has the responsibility of ensuring that credit risk management is adequate. The board of directors has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10,000 and $20,000 and any related party loans greater than $500. Any loan exposure for amounts greater than $20,000 must be approved by the board of directors. Except for related party loans greater than $500, the board of directors has delegated approval authority for all loan exposures less than $10,000 to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of 10% of the Company’s equity or as otherwise approved by the board of directors.

The Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans and receivables of $123,862 as well as the Company’s loan commitments of $31,000. As at June 30, 2012, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $24,608 (19.9% of the Company’s loans receivable) (December 31, 2011 -$24,378). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities at FVTPL, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at June 30, 2012, subject to certain funding conditions, the Company is committed to providing up to $31,000 in resource loan advances (December 31, 2011 - $5,000), of which $18,000 relates to lending type commitments recorded at amortized cost. The remaining $13,000 relates to a precious metal loan which will be accounted for at fair value through profit or loss. Refer to subsequent events Note 21.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and foreclosed property sales. As at June 30, 2012, the Company holds sufficient cash and liquid securities to meet its obligations.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in corporate and government bonds, common shares, notes and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $5,582 in the fair value of these investments (December 31, 2011 - $4,524).

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $598 and a decrease of $593 in the fair value of the warrants held (December 31, 2011 – an increase of $963 and a decrease of $665). In addition, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase of $522 and a decrease of $464 in the fair value of the warrants held.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at June 30, 2012, the Company had 10 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $127,188 (December 31, 2011 - $142,365). The Company’s 10 resource loans range in maturity dates of less than 6 months to three years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any Precious Metal Loans.

The Company may also hold certain investments linked to the market prices of metals. At June 30, 2012, the Company held units in a publicly traded gold-linked note with a carrying value of $805 (December 31, 2011 - $854) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 15 percent increase or decrease in the price of gold is required. A 15 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Currently, the Company maintains an exposure in US currency of approximately 25 % of its capital.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant assets and liabilities by currency:

	All amounts in thousands of Canadian
June 30, 2012	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	17,399	19,860	-	-	37,259
Investments and securities at FVTPL	48,351	6,280	862	2,142	57,635
Loans receivable	107,072	16,790	-	-	123,862
Foreclosed properties	22,945	-	-	-	22,945
All other assets	4,262	500	-	-	4,762
Total assets	200,029	43,430	862	2,142	246,463

Total liabilities	5,741	160	-	-	5,901

December 31, 2011
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash(1)	5,000	-	-	-	5,000
Investments and securities at FVTPL	44,925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties	29,944	-	-	-	29,944
Derivative asset	-	76	-	-	76
All other assets	2,018	560	-	-	2,578
Total assets	213,032	38,930	1,269	312	253,543

Total liabilities	5,677	222	-	-	5,899

(1)

Restricted cash balances of $5,000 comprised of deposits restricted for use and used as security by a third party in the event that the Company did not fulfill its obligations under the foreign exchange contract entered into during 2011. The cash was not held in a separate bank account and the restrictions expired in 2012.

18	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, new loans originated by the Company are secured by resource and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

The Company’s geographic location is Canada.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

19	CASH FLOW INFORMATION

(a) Changes in non-cash operating working capital items

	Three Months Ended		Six Months Ended
		June 30		June 30
	$	$	$	$
	2012	2011	2012	2011
(Increase) decrease in prepaids, deposits and other receivables	(1,739)	578	(2,987)	151
Increase (decrease) in accounts payables and accrued liabilities	(3,124)	(558)	(275)	(1,482)
Increases in income tax receivable	(19)	(30)	(16)	(32)
Decrease in restricted cash	-	-	5,000	-
	(4,882)	(10)	1,722	(1,363)

(b) Cash received or paid

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Interest received (non-loan)	382	259	472	490
Income tax instalments paid	-	79	-	79
	382	338	472	569

20	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements expire in September 2012, and pursuant to these agreements, the Company recorded $210 in related salaries expense during the six months ended June 30, 2012 (2011 - $210).

During the six months ended June 30, 2012, the Company recorded $3,006 (2011 - $1,273) as management services expense incurred with Sprott LP for their administration of the Partnership discussed in Note 12. The cumulative management services expense payable included in accounts payable and accrued liabilities as at June 30, 2012 was $3,157 (December 31, 2011 - $4,018) offset by a receivable of $798 related to executive compensation paid by the Company on behalf of Sprott LP (December 31, 2011 - $722).

In June 2011, the Company sub-leased a significant portion of its Vancouver office premises with two related companies by virtue of having certain key management personnel in common. The Company also shares certain administrative functions with one of these related parties. Costs incurred by one party on behalf of the other are reimbursed in full. During the six months ended June 30, 2012, the Company reimbursed $7 (2011 - $24) and received $157 (2011 - $58) from such party for such administrative costs. These amounts are recorded against office and other expenses in net income (loss). As at June 30, 2012, $nil (December 31, 2011 - $17) of related amounts are included in prepaid expenses, deposits and other receivables.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In November 2010, the Company entered into a sublease for its Toronto office premises with Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. Included in office and other expenses in net income (loss) for the six months ended June 30, 2012, are $134 in office rent and leasehold expenses paid to Sprott Asset Management LP (2011 - $359). In September 2011, the Company entered into a cost sharing agreement with Sprott Inc. to allocate the Company’s share of operating costs associated with the lease. Included in office and other expenses in net income (loss) for the six months ended June 30, 2012, are $166 in shared operating costs to Sprott Inc. (2011 - $nil) Included in accounts payable and accrued liabilities on the consolidated balance sheet as at June 30, 2012 are related amounts of $142 (December 31, 2011 - $21).

During the quarter, the Company purchased principal of $5,000 on one of its resource loans from a syndicate party related by virtue of having certain key management personnel in common. The Company paid $5,000 for the transaction.

Compensation of key management personnel

The remuneration expense of directors and other members of key management personnel during the period was as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2012	2011	2012	2011
	$	$	$	$
Salaries and benefits	481	318	862	697
Directors’ fees	40	58	76	112
Salaries and benefits related to real estate monetization and transition	9	138	9	1,639
Termination benefits	-	13	-	13
Stock-based compensation	87	470	267	988
Total	617	997	1,214	3,449

Included in salaries and benefits in the table above is executive compensation paid on behalf of Sprott LP of $398 for the six months ended June 30, 2012 (2011 - $264) for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. These amounts are recorded in management services expense in net income (loss) and will be recharged to Sprott LP. A corresponding receivable is included in prepaid expenses, deposits and other receivables on the consolidated balance sheet.

Co-lending arrangements

The Company allows directors, officers, employees and other related parties to directly participate in its lending arrangements as a co-lender or on a syndication basis. The Company may also participate in co-lending arrangements with related parties. Under these arrangements, administration or other fees may be charged by or to the related party.

For the six months ended June 30, 2012, the Company received $72 (2011 - $nil) in syndication fees from parties related by virtue of their role as or relationship to key management personnel.

Sprott Resource Lending Corp.
Notes to the Interim Consolidated Financial Statements (unaudited)
For the three and six months ended June 30, 2012 and 2011
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

21	SUBSEQUENT EVENTS

Subsequent to June 30, 2012, the Company repurchased a total of 1,845,243 common shares at an average price of $1.49 per share in connection with the 2012 NCIB.

On August 13, 2012, the board of directors approved the payment of a dividend of $0.015 per common share for payment on September 11, 2012 to shareholders of record on August 27, 2012.

On July 10, 2012, the Company advanced $13,000 in funds relating to a gold loan facility of which the Company retained $12,500 of this exposure.

Subsequent to June 30, 2012, the Company accepted settlement offers totaling $1,000 in two litigation matters which were commenced by the Company. The matters related to properties which were previously held as part of the Company’s legacy real estate business.